SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 5, 2003

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

On November 4, 2003, the Company issued a news release announcing the Petroleum Development Reports Record Closing for Third 2003 Drilling Program and on November 5, 2003, the Company issued a news release announcing the Petroleum Development Adds to Natural Gas Commodities Options Positions.
The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

On November 4, 2003, the Company issued a news release announcing the Petroleum Development Reports Record Closing for Third 2003 Drilling Program
The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

On November 5, 2003, the Company issued a news release announcing the Petroleum Development Adds to Natural Gas Commodities Options Positions. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date November 5, 2003

By /s/ Darwin L. Stump
      Darwin L. Stump